Exhibit 99.1

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2026

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim unaudited condensed consolidated financial statements of SOL Strategies Inc. (formerly Cypherpunk Holdings Inc.) (the “Company”) for the nine months ended June 30, 2026 (the “Interim Statements”) were prepared by management in accordance with International Financial Reporting Standards. The most significant of these standards have been set out in note 2 of these Interim Statements. Any applicable changes in accounting policies have also been disclosed in these financial statements. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process, and the period end financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over its financial reporting. Management conducts an ongoing evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting Guidance for Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at June 30, 2026.

SOL STRATEGIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

		June 30,	September 30,
	Note	2026	2025
Assets
Current Assets
Cash and cash equivalents	3	$1,866,732	$1,785,403
Prepaid expenses and accounts receivable	4	465,371	167,151
Income tax recoverable	22	805,093	1,600,000
		3,137,196	3,552,554
Cryptocurrencies	5	48,270,208	126,529,342
Intangible assets	7	23,166,837	38,809,125
Goodwill	6, 8	21,635,535	-
Investments	9	488,781	685,662
Fixed assets		-	20,320
		$96,698,557	$169,597,003

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10, 18	$3,310,060	$2,317,122
Note payable	6	7,749,577	-
Due to vendors (net)	6	784,074	-
Holdback on acquisition	6	864,878	-
Credit facility	11	13,898,442	16,164,590
Convertible debentures	12	10,727,795	14,477,841
		37,334,826	32,959,553
Long-term liabilities
Convertible debentures	12	22,512,945	21,271,816
Earnout on acquisition	6	1,011,496	-
Holdback on acquisition	6	864,878	-
Deferred tax liability	22	1,311,078	584,981
		63,035,223	54,816,350
Shareholders' Equity
Capital stock	13	123,041,618	70,428,555
Reserves	14,15,16	69,860,051	72,442,431
Accumulated other comprehensive (loss) income		45,129	19,049,001
Accumulated deficit		(159,283,464)	(47,139,334)
		33,663,334	114,780,653
		$96,698,557	$169,597,003

Nature of operations and going concern (Note 1)

Contingent liabilities (Note 19)

Subsequent events (Note 24)

SIGNED ON BEHALF OF THE BOARD

“Dennis Logan”	“Rubsun Ho”
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)

		Three months ended June 30		Nine months ended June 30
	Note	2026	2025 (Re-presented - Note 2)	2026	2025 (Re-presented - Note 2)
Operating income
Swap aggregator fees	6	$1,166,044	$-	$1,166,044	$-
Validation service income	17	91,921	1,746,426	941,631	3,856,583
Staking rewards	17	530,378	1,293,856	2,929,718	2,956,012
		$1,788,343	$3,040,282	$5,037,393	$6,812,595
Expenses
Impairment losses on intangible assets	7	3,995,791	-	16,108,518	-
Amortization	7	1,808,964	4,000,930	6,558,103	6,592,846
Share based compensation	14, 18	1,301,601	1,843,959	3,497,468	5,692,950
Professional fees	18	940,189	836,067	3,056,347	2,083,238
Interest expense and accretion	11, 12	850,385	840,795	2,553,878	1,658,440
Management remuneration and fees	18	896,678	433,037	2,366,978	1,073,518
Investor relations		224,329	195,827	809,054	537,806
General and administrative		746,632	249,154	1,943,846	506,748
Listing fees		21,548	4,135	450,574	102,533
Foreign exchange loss (gain)		855,835	(139,484)	577,981	(187,738)
Director fees	18	103,590	14,640	438,068	40,640
Realized (loss) gain on disposition of cryptocurrencies	5	1,128,230	546,202	22,815,028	(3,880,881)
Revaluation loss on digital assets	5	5,434,675	-	61,952,909	-
		18,308,447	8,825,262	123,128,752	14,220,100
Net operating loss		(16,520,104)	(5,784,980)	(118,091,359)	(7,407,505)
Other income (loss)
Investment income		264,918	-	305,563	6,331
Other income		5,904	4,318	7,364	22,377
Treasury management income		-	30,389	-	30,389
Realized (loss) gain on investments	9	-	-	(196,880)	(442)
Transaction costs		(1,380,498)	(2,380,272)	(1,380,498)	(2,380,272)
		(1,109,676)	(2,345,565)	(1,264,451)	(2,321,617)
Loss before income tax		(17,629,780)	(8,130,545)	(119,355,810)	(9,729,122)
Provision for income tax
Provision for income tax (recovery)	22	-	49,347	-	49,347
Income tax (recovery)		-	49,347	-	49,347
(Loss) for the period		(17,629,780)	(8,179,892)	(119,355,810)	(9,778,469)
Other comprehensive income
Unrealized (loss) gain on cryptocurrencies	5	-	9,116,244	(12,422,302)	(13,998,058)
Deferred tax recovery on unrealized gain on cryptocurrencies	22	-	-	584,981	-
Cumulative translation gain (loss)		45,129	-	45,129	-
Total comprehensive (loss) income		$(17,584,651)	$936,352	$(131,148,002)	$(23,776,527)

Net (loss) per share - basic and diluted	13(c)	$(0.49)	$(0.40)	$(3.76)	$(0.50)
Weighted average number of shares outstanding -basic and diluted	13(c)	35,857,419	20,595,457	31,726,741	19,394,603

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(EXPRESSED IN CANADIAN DOLLARS)

	Note	Common Shares	Capital Stock	Reserves	Accumulated Other Comprehensive (Loss) Income	Deficit	Total
Balance, September 30, 2024		18,271,711	$17,256,668	$17,297,454	$2,540,513	$(10,371,011)	$26,723,624
Share based compensation	14	-		5,692,950	-	-	5,692,950
Options exercised	14	1,445,981	1,452,133	-	-	-	1,452,133
Fair value of options exercised	14	-	1,124,992	(1,124,992)	-	-	-
Warrants issued for acquisitions	7	-	-	7,428,729	-	-	7,428,729
Warrants exercised	15	452,334	9,046,670		-	-	9,046,670
Fair value of warrants exercised	15	-	4,799,776	(4,799,776)	-	-	-
Shares issued for acquisitions	7	1,220,536	21,190,549	(3,718,400)	-	-	17,472,149
Shares to be issued for acquisitions	7, 16	-	-	37,310,400	-	-	37,310,400
RSUs converted for shares	14	122,542	2,832,283	(2,832,283)	-	-	-
Interest paid with common shares		63,315	1,139,666	-	-	-	1,139,666
Shares issued upon conversion of convertible debt		145,215	3,754,891	-	-	-	3,754,891
Convertible debenture, equity component	12	-	-	14,494,388	-	-	14,494,388
Net loss for the period		-	-	-	-	(9,778,469)	(9,778,469)
Other comprehensive income		-	-	-	(13,998,058)		(13,998,058)
Balance, June 30, 2025		21,721,634	$62,597,628	$69,748,470	$(11,457,545)	$(20,149,480)	$100,739,073
Share based compensation	14	-	-	2,169,468	-	-	2,169,468
Options exercised	14	252,495	312,900	-	-	-	312,900
Fair value of options exercised	14	-	230,647	(230,647)	-	-	-
Fair value of warrants exercised		-	(2,626,884)	2,626,884	-	-	-
Shares issued for acquisitions	7	63,312	1,139,666	-	-	-	1,139,666
Shares to be issued for acquisitions	7, 16	-	-	5,466,895	-	-	5,466,895
RSUs converted for shares		1,561	49,859	(49,859)	-	-	-
Interest paid with common shares		(41,752)	(767,775)	-	-	-	(767,775)
Shares issued upon conversion of convertible debt		1,002,591	9,492,514	-	-	-	9,492,514
Convertible debenture, equity component	12	-	-	(7,288,780)	-	-	(7,288,780)
Net loss for the period		-	-	-	-	(25,256,657)	(25,256,657)
Transfer of historical unrealized gains on disposal of Bitcoin		-	-	-	1,733,197	(1,733,197)	-
Other comprehensive income		-	-	-	28,773,349	-	28,773,349
Balance, September 30, 2025		22,999,841	$70,428,555	$72,442,431	$19,049,001	$(47,139,334)	$114,780,653
Share based compensation	14	-	-	3,497,468	-	-	3,497,468
Units issued for LIFE offering	13	4,380,000	30,003,000	-	-	-	30,003,000
Warrant value on the LIFE offering	13	-	(17,912,000)	17,912,000	-	-	-
ATW Convertible debt conversions		1,776,376	3,930,952	-	-	-	3,930,952
Shares issued, ATM offering	13	1,045,654	2,144,450	-	-	-	2,144,450
Shares issued for acquisitions	7	2,649,549	24,712,900	(24,712,900)			-
Shares issued to settle interest payments		131,416	378,082	-	-	-	378,082
Shares issued acquisitions - Darklake	7	1,047,156	1,591,677	-	-	-	1,591,677
Shares issued acquisitions - Houdini	6	2,812,301	5,483,987	-	-	-	5,483,987
Shares issued, debt repayment		2,300,726	4,923,554	-	-	-	4,923,554
RSUs converted for shares		98,280	711,507	(711,507)	-	-	-
Shares withheld for tax remittance		-	-	(4,405)	-	-	(4,405)
Warrants issued for acquisitions	7	-	-	361,964	-	-	361,964
Equity Issuance costs - cash	13	-	(2,280,046)	-	-	-	(2,280,046)
Share issue costs - broker warrants	13	-	(1,075,000)	1,075,000	-	-	-
Net loss for the period		-	-	-	-	(119,355,810)	(119,355,810)
Cumulative translation gain (loss)		-	-	-	45,129	-	45,129
Transfer of historical unrealized gains on disposal of Cryptocurrencies		-	-	-	(7,211,680)	7,211,680	-
Other comprehensive income		-	-	-	(11,837,321)	-	(11,837,321)
Balance, June 30, 2026		39,241,299	$123,041,618	$69,860,051	$45,129	$(159,283,464)	$33,663,334

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

Nine months ended June 30,	2026	2025
Cash and cash equivalents (used in) provided by:
Operating activities
Income (loss) for the period	$(119,355,810)	$(9,778,469)
Adjustments for:
Commission revenue earned in cryptocurrencies	(1,166,044)	-
Validation service income received in cryptocurrencies	(1,494,480)	(3,856,583)
Staking revenue received in cryptocurrencies	(2,929,718)	(2,956,012)
Realized loss (gain) on dispositions of cryptocurrencies	22,815,028	(3,880,881)
Revaluation loss on digital assets	61,952,909	-
Realized loss on investments	196,880	-
Share-based compensation	3,497,468	5,692,950
Other non-cash (income) loss with crypto	(300,867)	(263,110)
Expenses paid with cryptocurrencies (net)	340,061	122,547
Interest expense and accretion	1,575,380	742,638
Amortization	6,558,103	6,592,846
Impairment losses on intangible assets	16,108,518	-
Foreign exchange loss (gain)	396,382	(187,738)
Net change in non-cash working capital items:
Receivables and prepaid expenses	(298,220)	(182,077)
Accounts payable and accrued liabilities	3,510,899	1,443,840
Income taxes receivable/payable	794,907	(1,547,686)
Cash used in operating activities	(7,798,604)	(8,057,735)
Financing activities
Proceeds from LIFE Offering	30,003,000	-
Share issue costs - commissions	(1,800,180)	-
Share issue costs - legal	(479,866)	-
Proceeds from ATM share issuances	2,144,450	-
(Repayment) proceeds of/from related party credit facility	(11,935,849)	16,164,590
Proceeds from exercise of options and warrants	-	10,498,803
Proceeds from private placement of convertible debentures (net)	-	57,200,000
Credit facility proceeds (net)	13,898,442	-
Cash provided by financing activities	31,829,997	83,863,393
Investing activities
Purchase of cryptocurrencies	(24,033,629)	(84,243,501)
Proceeds from sale of cryptocurrencies	10,099,176	16,741,167
Purchase of Darklake	(338,585)	-
Purchase of Houdini (net of acquired cash)	(9,677,026)	-
Purchase of assets	-	(21,515)
Intangible asset investments	-	(7,753,192)
Sale/redemption of investments	-	827,669
Cash provided by (used in) investing activities	(23,950,064)	(74,449,372)
Change in cash and cash equivalents	81,329	1,356,286
Cash and cash equivalents, beginning of the period	1,785,403	1,808,052
Cash and cash equivalents, end of the period	$1,866,732	$3,164,338

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

1.	NATURE OF OPERATIONS AND GOING CONCERN

SOL Strategies Inc. (the "Company" or "SOL Strategies") is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company’s common shares trade on the Canadian Securities Exchange ("CSE") under the trading symbol "HODL" and the National Association of Securities Dealers Automated Quotations (“NASDAQ”) under the symbol “STKE”.

The Company is dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem. During the year ended September 30, 2024, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This shift included holding Solana tokens (“SOL”) as a core balance sheet asset, operating validators, and developing staking tools paired with compliance frameworks. Reflecting this strategic pivot, the Company rebranded from Cypherpunk Holdings Inc. to SOL Strategies Inc. on September 9, 2024. On June 1, 2026, the Company expanded its operations outside of the Solana blockchain ecosystem when it acquired HoudiniSwap LLC, a non-custodial, privacy-focused cross-chain swap aggregator. The Company is committed to developing and utilizing unique technologies that optimize transaction efficiency, privacy and accessibility on the blockchain. The Company's cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (Note 21). Additionally, during the nine months ended June 30, 2026, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

These interim unaudited condensed consolidated financial statements for the nine months ended June 30, 2026 (the “Interim Statements”) have been prepared and presented on a going concern basis. The Company has sufficient cash, cash equivalents, and cryptocurrencies and other assets to support its operations for at least twelve months from the date of the issuance of these interim statements.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The Company applies IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These Interim Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

The policies applied in these Interim Statements are based on IFRSs issued and outstanding as of August 14, 2026, the date the Board of Directors approved the Interim Statements. The accounting policies and methods of computation applied in these Interim Statements are consistent with those applied in the Company's audited annual financial statements as at and for the year ended September 30, 2025, except for the adoption of, and amendments to, certain accounting policies during the current interim period, as described in the accompanying notes, and the change in Comparative Information as disclosed below. Any subsequent changes to IFRS that are given effect in the upcoming Company's audited annual financial statements for the year ended September 30, 2026 could result in restatement of these Interim Statements for the nine months ended June 30, 2026.

The following material accounting policy was adopted during the nine-month period ended June 30, 2026 as a result of the Company's reassessment of its investment entity status under IFRS 10:

Basis of Consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

During the period, management reassessed the Company's investment entity status under IFRS 10 as a result of changes in the Company's business activities and strategy. Based on this reassessment, management concluded that the Company no longer met the definition of an investment entity under IFRS 10, as controlled entities are held and managed as part of the Company's integrated operating business rather than solely for returns from capital appreciation and investment income. Accordingly, effective June 1, 2026 the Company commenced consolidating entities that it controls. The change in investment entity status has been accounted for prospectively from the date of change in accordance with IFRS 10.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries, SOL Strategies US Inc., incorporated on May 14, 2026, and HoudiniSwap LLC, acquired June 1, 2026. The functional currencies of SOL Strategies US Inc. and HoudiniSwap LLC are United States dollars. Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in full on consolidation.

Comparative Information

As described above, the change in the Company's investment entity status under IFRS 10 has been accounted for prospectively from June 1, 2026, and comparative periods have not been consolidated. Separately, the Company has revised the presentation of its statements of financial position and income (loss) and comprehensive income (loss) to reflect the presentation of an operating company rather than an investment holding entity. Certain comparative figures have accordingly been reclassified to conform to the presentation adopted in the current period. These reclassifications had no effect on previously reported net loss, comprehensive loss, total assets, total liabilities, shareholders' equity, or cash flows for any comparative period presented.

The following material accounting policies were adopted or amended in the nine-month period ended June 30, 2026:

Payment Stablecoins

Payment stablecoins are redeemable on a one-to-one basis for cash and cash equivalents and are classified as Cash and cash equivalents in the Interim Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2026 and September 30, 2025. The reserves backing these payment stablecoins were held by the issuers in cash and cash equivalents in segregated accounts titled for the benefit of payment stablecoin holders.

Business Combinations

The Company applies the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The consideration transferred in a business combination is measured at the fair value of the assets transferred, the equity instruments issued and the liabilities incurred or assumed as at the acquisition date and includes the acquisition-date fair value of any contingent consideration. Identifiable assets acquired and liabilities assumed are measured at their estimated fair values as at the acquisition date. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recognized as goodwill. If the consideration transferred is less than the fair value of the identifiable net assets acquired, the difference is recognized directly in the statement of loss and comprehensive loss as a gain on acquisition.

Acquisition-related costs are expensed as incurred. Contingent consideration classified as a financial liability is remeasured to fair value at each reporting date, with changes in fair value recognized in profit or loss. The results of operations of an acquired business are included in the Company’s financial statements from the acquisition date. During the measurement period, which does not exceed one year from the acquisition date, the Company may retrospectively adjust the provisional amounts recognized to reflect new information obtained about facts and circumstances that existed as at the acquisition date. Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition, in identifying the assets acquired, and in determining the purchase price allocation, including the valuation of intangible assets acquired.

Income

Income is earned primarily from commission fees earned from swapping cryptocurrencies for customers, staking and validating SOL. The Company also earns interest income and dividend income.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Swap aggregator income

The Company’s wholly owned subsidiary, HoudiniSwap LLC (“HoudiniSwap”) derives its revenues from four main sources: (a) commission revenue from exchange partners; (b) transaction fees; (c) listing fees; and (d) token fees. While HoudiniSwap generally refers to a consumer that uses its platform as its customer, for accounting purposes, the Company’s customers are the cryptocurrency exchange partners. HoudiniSwap’s contracts with the exchange partners give them the ability to use HoudiniSwap’s platform to exchange certain cryptocurrencies without transferring any ownership of the cryptocurrencies to HoudiniSwap.

HoudiniSwap recognizes its commission revenue, listing fees and token fees when all of the following conditions are met:

-	the parties to the contract have approved the contract;

-	each party’s rights in relation to the goods or services to be transferred can be identified;

-	the payment terms and conditions for the goods or services to be transferred can be identified;

-	the contract has commercial substance; and

-	the collection of an amount of consideration to which the entity is entitled to in exchange for the goods and services is probable.

The Company earns transaction fee revenue through participation as a liquidity provider in decentralized-exchange liquidity pools. As traders execute exchanges in these pools, the Company becomes entitled to a proportional share of the transaction fee accumulated within the pool. The Company recognizes transaction fee revenue when the transaction fee can be reliably measured and the inflow of economic benefits is probable, based on verifiable on-chain data that quantify the Company’s entitlement to transaction fee and observable market prices for those tokens.

The Company's arrangements do not contain general rights of return.

3.	CASH AND CASH EQUIVALENTS

The balance consists of cash held with financial institutions, together with payment stablecoins that are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Payment stablecoins are redeemable on a one-to-one basis for cash and cash equivalents and are classified as cash and cash equivalents. There were no restricted balances at June 30, 2026 and September 30, 2025.

	June 30, 2026	September 30, 2025
Cash in banks	$775,899	$1,785,403
Cash equivalents	1,090,833	-
	$1,866,732	$1,785,403

4.	PREPAID EXPENSES AND ACCOUNTS RECEIVABLE

The balances are comprised as follows:

	June 30, 2026	September 30, 2025
Accounts receivable	$11,976	$11,976
Prepaid expenses	453,395	155,175
	$465,371	$167,151

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

5.	CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions, new digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets. The balances below exclude payment stablecoins classified as cash and cash equivalents.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Solana	459,792	$66,766,880	$87,764,952	$48,035,338
Bitcoin	2	95,741	136,039	129,217
JTO	52,182	106,047	145,410	52,647
STKESOL	399	48,829	82,774	42,964
SUI	8,672	2,808	3,955	8,500
Ethereum		898	1,276	656
Other		5,292	7,520	886
Balance at June 30, 2026		$67,026,495	$88,141,926	$48,270,208

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Solana	435,159	$66,847,972	$105,371,837	$126,415,294
JTO	52,182	106,047	145,410	114,048
Balance at September 30, 2025		$66,954,019	$105,517,247	$126,529,342

(a)	The cost is determined as the historical weighted average cost of the cryptocurrencies acquisitions and disposals.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The activity of the Company’s cryptocurrencies, excluding digital assets posted as collateral with third parties, for the year ended September 30, 2025 and the nine months ended June 30, 2026 is as follows:

Balance at September 30, 2024	$25,575,512
Cash purchases	74,920,237
Cash sales	(8,677,328)
Purchases made with cryptocurrencies	15,702,439
Sales made with cryptocurrencies	(15,570,372)
Gain on cash sales	1,414,389
Gain on cryptocurrency traded for cryptocurrency	1,528,039
Staking and validating income before cost of sales paid in fiat	10,734,659
Expenses paid in cryptocurrencies	(582,302)
Investment income received in cryptocurrencies	132,067
Other income	66,927
Cryptocurrencies posted as collateral	(1,757,712)
Cryptocurrency collateral returned	2,763,872
Foreign exchange gain	176,479
Change in fair value	20,102,436
Balance at September 30, 2025	$126,529,342
Cash purchases	24,033,629
Commission Revenue	925,801
Cash sales	(8,884,330)
Loss on cash sales	(1,851,999)
Purchases made with Crypto	51,216,650
Sales made with Crypto	(51,706,964)
Loss on cryptocurrency traded for cryptocurrency	(20,192,685)
Fair value included in loss on sales	9,007,769
Staking and validating income before cost of sales paid in fiat	4,594,929
Expenses paid in cryptocurrencies	(747,310)
Investment income received in cryptocurrencies	4,696
Cryptocurrencies posted as collateral	(91,075,375)
Cryptocurrency collateral returned	49,124,061
Sol held at validator	(132,147)
Foreign exchange gain	638,212
Change in fair value	(69,629,900)
Balance at June 30, 2026	$21,854,379

During the year ended September 30, 2025 the Company resumed its treasury management investment strategy to generate income on its cryptocurrency assets, previously executed intermittently during the years ended September 30, 2024 and 2023, which required collateral to be posted to over-the-counter traders to execute trades (see Note 21). During the years ended September 30, 2025 and 2024, the treasury management investment strategy involved selling covered European call options (each, an “Option”) on OTC markets. The Company recognizes premium income upon the sale of an Option. In the event the Option expires in-the-money, the Company’s underlying Bitcoin is used as collateral to sell the Option at the strike price of the Option. The strategy was discontinued prior to the end of fiscal 2025.

During the nine months ended June 30, 2026, the Company entered into a cryptocurrency-backed credit facility with Kamino Finance (“Kamino”) which required collateral to be posted to Kamino (see Note 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The activity of the Company’s cryptocurrencies posted as collateral during the year ended September 30, 2025 and the nine months ended June 30, 2026, is as follows (see note 11):

Balance at September 30, 2024	$-
Cryptocurrencies posted as collateral	1,757,712
Cryptocurrency collateral returned	(2,763,872)
Cash purchases	2,763,872
Cash Sales	(2,763,872)
Gain on sales	1,006,160
Balance at September 30, 2025	$-
Cash sales	(1,214,846)
Loss on cash sales	(767,087)
Sales made with Crypto	(496,833)
Loss on cryptocurrency traded for cryptocurrency	(4,534)
Expenses paid in Cryptocurrencies	(89,584)
Investment income received in cryptocurrencies	300,867
Cryptocurrencies posted as collateral	91,075,375
Cryptocurrency collateral returned	(49,124,061)
Change in fair value	(13,263,468)
Balance at June 30, 2026	$26,415,829

6.	BUSINESS COMBINATION – ACQUISITION OF HOUDINISWAP LLC

On May 4, 2026, the Company entered into a definitive agreement to acquire HoudiniSwap, a non-custodial, privacy-focused cross-chain swap aggregator. The transaction closed on June 1, 2026 (the “Acquisition Date”), at which date the Company obtained control of HoudiniSwap and acquired 100% of its issued and outstanding membership interests. The acquisition was completed to broaden the Company’s product offering beyond validator and staking infrastructure into privacy-preserving cross-chain transaction technology and to strengthen the Company’s engineering capabilities. In connection with the closing, the founders and core development team of HoudiniSwap joined the Company.

The acquisition of HoudiniSwap has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method. HoudiniSwap constitutes a business as it comprises an integrated set of activities and assets — including its proprietary cross-chain swap technology, assembled workforce and revenue-generating operations — that is capable of being conducted and managed to provide a return to the Company. The identifiable assets acquired and liabilities assumed have been recognized at their estimated fair values as at the Acquisition Date. IFRS 3 provides for a measurement period, not exceeding one year from the Acquisition Date, during which the Company may adjust the provisional amounts recognized to reflect new information obtained about facts and circumstances that existed as at the Acquisition Date.

The total consideration transferred, excluding contingent consideration, is approximately USD $18.0 million. The consideration comprises cash of USD $8.25 million (USD $7.0 million paid on closing and USD $1.25 million payable over 18 months), a promissory note of USD $5.75 million due six months after closing, USD $4.0 million satisfied through the issuance of 2,812,301 common shares of the Company (priced by reference to the 90-day volume-weighted average trading price of the common shares prior to closing, and subject to a four-month hold period), and USD $0.1 million in common share purchase warrants exercisable for two years at a premium to the market price of the common shares at closing. The agreement also provides for a two-year earn-out of up to USD $10.0 million in contingent consideration, payable on the achievement of specified EBITDA thresholds, which is recognized at its acquisition-date fair value.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The fair value of the consideration transferred is as follows:

Purchase price consideration paid:
Cash consideration(1)	$9,686,635
Fair value of notes paid at closing(2)	7,749,577
Fair value of shares issued(3)	5,483,987
Fair value of holdback(4)	1,729,756
Fair value of earn-out(5)	1,011,496
Due to vendors(6)	784,074
Fair value of warrants(7)	115,169
Total Consideration	$26,560,694

(1)	USD $7,000,000 paid in cash and US dollar stablecoins on closing, translated at USD 1.00 = CAD 1.3838.

(2)	Promissory note of USD $5,750,000 due six months after closing, recognized at its present value of USD $5,600,194 using a discount rate of 11.0%, translated at USD 1.00 = CAD 1.3838.

(3)	2,812,301 common shares issued, valued at CAD $1.95 per share by reference to the closing market price of the Company’s common shares on the Acquisition Date.

(4)	USD $1,250,000 (CAD $1,729,756) holdback, payable 50% on the nine month anniversary of the Acquisition Date and 50% on the eighteen-month anniversary of the Acquisition Date, recognized at face value due to the short settlement period.

(5)	Acquisition-date fair value of a two-year earn-out of up to USD $10,000,000, payable on the achievement of specified EBITDA thresholds, estimated at USD $730,953 (CAD $1,011,496) on a probability-weighted, discounted basis. The contingent consideration is classified as a financial liability measured at fair value through profit or loss, with subsequent changes in fair value recognized in the statement of loss.

(6)	Working capital on the acquisition date in excess of targeted working capital that is to be reconciled 90 days subsequent to closing, valued at USD $566,607 (CAD $784,074).

(7)	Fair value of 84,621 warrants issued to advisors to the vendor on the Acquisition Date, determined using the Black-Scholes model using the following assumptions: Share price of: $1.95, exercise price of $1.61, risk free rate of 2.8%, volatility of 145%, and a 2-year term.

The following table summarizes the provisional allocation of the consideration transferred to the estimated fair values of the identifiable assets acquired and liabilities assumed as at the Acquisition Date (see also Notes 7 and 8):

Fair value of assets and liabilities assumed:
Cash	$9,609
Working capital	1,142,879
Brand	1,028,931
Technology platform	4,054,818
Deferred tax liability	(1,311,078)
Goodwill	21,635,535
Total Consideration	$26,560,694

Goodwill

The goodwill of $21,635,535 arose on the acquisition, of which $20,324,457 is attributable to the assembled workforce of HoudiniSwap, expected synergies from integrating HoudiniSwap’s cross-chain swap technology with the Company’s Solana validator and staking infrastructure, and other intangible benefits that do not qualify for separate recognition. Additional goodwill of $1,311,078 is due to the recognition of a deferred tax liability on the excess of the fair values assigned to the identifiable intangible assets acquired over their respective tax bases, as required by IAS 12 (see Note 8).

Acquired intangible assets

The technology intangible asset comprises HoudiniSwap’s proprietary cross-chain swap aggregation and privacy protocol. Brand represents the HoudiniSwap name and associated goodwill in the market, and the technology platform is the HoudiniSwap’s proprietary algorithm to execute anonymous trades. Intangible assets acquired in the business combination are measured at fair value as at the Acquisition Date and are amortized on a straight-line basis over their estimated useful lives of 5 years. The residual value, useful life and amortization method applied to each class of asset are reassessed at each reporting date.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Acquisition-related costs and contingent consideration

Acquisition-related costs, including advisory fees, are expensed as incurred and recognized within transaction costs in the statement of loss. In connection with the closing, the Company’s acquisition advisor is entitled to a cash fee and common share purchase warrants; these amounts do not form part of the consideration transferred (Note 15). The contingent consideration is remeasured to its fair value at each reporting date until settled, with changes in fair value recognized in profit or loss.

Revenue and earnings contribution

Had the acquisition taken place on October 1, 2025, the Company would have consolidated $24,168,541 of revenues and net income before tax of $3,579,325. As the acquisition closed on June 1, 2026, for the three- and nine-month period ended June 30, 2026, the Company consolidated revenue of $1,166,044 and net income before tax of $685,531, reflecting one month of operations.

7.	INTANGIBLE ASSETS

Cost, Intangible Assets	Validators	HoudiniSwap Intangible Assets	DarkLake	Total
Balance September 30, 2024	$-	$-	$-	$-
Additions	76,571,030	-	-	76,571,030
Balance September 30, 2025	76,571,030	-	-	76,571,030
Additions		5,083,749	1,930,262	7,014,011
Balance, June 30, 2026	$76,571,030	$5,083,749	$1,930,262	$83,585,041

Accumulated Amortization and Impairment
Balance September 30, 2024	$-	$-	$-	$-
Amortization (1)	(10,200,850)	-	-	(10,200,850)
Impairment losses	(27,561,055)	-	-	(27,561,055)
Balance September 30, 2025	(37,761,905)	-	-	(37,761,905)
Amortization (1)	(6,186,745)	(82,702)	(278,334)	(6,547,781)
Impairment losses	(16,108,518)	-	-	(16,108,518)
Balance, June 30, 2026	$(60,057,168)	$(82,702)	$(278,334)	$(60,418,204)

Net book value
Balance September 30, 2024	-	-	-	-
Balance, September 30, 2025	38,809,125	-	-	38,809,125
Balance, June 30, 2026	$16,513,862	$5,001,047	$1,651,928	$23,166,837

(1)	Validator and HoudiniSwap assets are amortized on a straight-line basis over five (5) years, DarkLake assets amortized on a straight-line basis from April 14, 2026 to September 30, 2027. Amortization does not include $10,322 of amortization related to fixed assets that is included in the $6,558,103 amortization expense for the nine months ended June 30, 2026. The net book value of the fixed assets, $14,961, was written down to nil during the period.

Validator Assets

During the year ended September 30, 2025, the Company acquired certain intangible assets operating as Cogent Crypto (“Cogent”), OrangeFin Ventures LLC (“OrangeFin”), and Laine, resulting in an increase in the amount of Solana being validated by the Company.

The Company acquired 78% interest in Cogent’s SOL blockchain validator assets, and a 100% interest in Cogent’s SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the “Cogent Assets”), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Cogent Assets. The entire value of the purchase of the Cogent Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts, and rights to operating agreements.

The Company acquired 100% of OrangeFin’s SOL blockchain and Arch blockchain validator assets (collectively, the “OrangeFin Assets”), including main networks and test networks, and all accounts, information, data, infrastructure, and other components required for or associated with the access, management, operation and other use or exploitation of the OrangeFin Assets. The entire value of the purchase of the OrangeFin Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts, and rights to operating agreements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The Company acquired 100% of Laine SOL blockchain, SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the “Laine Assets”) including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Laine Assets. The entire value of the purchase of the Laine Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts, and rights to operating agreements.

The purchase price and net assets of the Cogent Asset acquisition are as follows:

As of November 24, 2024
Purchase price
Cash consideration(1)	$1,394,340
Value of 145,250 common shares issued at closing(2)	1,394,400
Value of 2,324,000 common shares issuable subsequent to closing(3)	22,310,400
Transaction costs	139,354
$25,238,494
Net assets acquired
Intangible assets	25,238,494
$25,238,494

(1)	USD$1,000,000 (CAD $1,394,340) paid in US dollar stablecoins at closing.

(2)	145,250 common shares priced at $9.60 per share, issued at closing.

(3)	2,324,000 common shares issuable as follows: 387,333 common shares on May 25, 2025 (issued), 387,333 common shares on November 25, 2025 (issued), 387,333 common shares on May 25, 2026 (issued), 387,333 common shares on November 25, 2026, 387,334 common shares on May 25, 2027, and 387,334 common shares on November 25, 2027.

The purchase price and net assets of the OrangeFin Asset acquisition are as follows:

As of December 31, 2024
Purchase price
Cash consideration(1)	$1,079,479
Value of 62,952 common shares issued at closing(2)	1,077,749
Value of future share consideration(3)	6,606,560
Transaction costs	95,213
$8,859,001
Net assets acquired
Intangible assets	8,859,001
$8,859,001

(1)	USD$750,000 (CAD $1,079,479) paid in US dollar stablecoins at closing.

(2)	62,952 common shares priced at $17.12 per share, issued at closing.

(3)	Present value of USD$5,000,000 common shares of the Company, based on a 5% discount rate and the following payment dates; USD$833,333 on June 30, 2025 (Issued), USD$833,333 on December 31, 2025 (issued), USD$833,333 on June 30, 2026 (issued), USD$833,333 on December 31, 2026, USD$833,333 on June 30, 2027, and USD$833,333 on December 31, 2027. The number of common shares issuable will be determined based on the trading price per common share on the date of issuance.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The purchase price and net assets of the Laine Asset acquisition are as follows:

As of March 17, 2025
Purchase price
Cash consideration(1)	$5,000,000
Value of 625,000 common shares issued at closing(2)	15,000,000
Value of 562,500 warrants issued at closing(3)	7,428,729
Value of 625,000 common shares issuable subsequent to closing(4)	15,000,000
Transaction costs	44,806
$42,473,535
Net assets acquired
Intangible assets	42,473,535
$42,473,535

(1)	$5,000,000 paid at closing.

(2)	625,000 common shares priced at $24.00 per share, issued at closing.

(3)	562,500 warrants issued at closing. Each is exercisable into one common share of the Company at an exercise price of $23.84 per Common Share, vesting monthly over a 36-month period, each Warrant is exercisable for a period of 3 years from vesting date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $18.80, dividend yield 0%, expected volatility based on historical volatility of 126.1%, a risk-free interest rate of 2.55%, and an expected life of 3 years. The fair value of the warrants was estimated at $7,428,729.

(4)	625,000 common shares issued payable on the one-year anniversary of the closing.

See also note 15.

Impairment of Intangible Assets (Validator Nodes)

In accordance with IAS 36 Impairment of Assets, the Company assesses at each reporting date whether there is any indication that an intangible asset may be impaired. During the period ended June 30, 2026, indicators of impairment were identified for the validator nodes (the “Intangible Assets”). These indicators included:

-	Declines in the underlying delegated Solana;

-	Increased network competition leading to downward pressure on commission rates; and

-	Uncertainty regarding long-term validator economics

As a result, the Company performed an impairment test for the affected Intangible Assets.

Recoverable amount and valuation methodology

The recoverable amount of the assets was determined as the value in use, calculated using discounted future cash flows from expected validator rewards and transaction fees, less attributable operating and staking costs. Management used a weighted model approach using three separate models weighted by likelihood in order to determine a value in use that is deemed most likely by management. Key assumptions used in the value-in-use calculations included:

-	Level of cashflows expected to be received from the validator nodes;

-	Level of SOL expected to be delegated to the validator nodes;

-	Price of Solana during the forecasted period; and

-	Likelihood weighting for each model

Management believes that these assumptions reflect the best estimates of economic conditions and protocol-related developments at the reporting date.

Impairment loss recognized

As a result of the impairment testing, an impairment loss of $16.1 million was recognized in the Interim Statements within “Impairment losses on intangible assets.”

Following the impairment, the carrying amount of the validator nodes (intangible assets) were reduced to their estimated recoverable amount of $16.5 million.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Sensitivity analysis

Management has performed a sensitivity analysis on key assumptions. A change in the key assumptions listed below would result in further impairment of the CGUs:

•	A decrease of 10% in expected cashflows would reduce the recoverable amount by $329,893;

•	A decrease of 10% in expected delegated SOL would reduce the recoverable amount by $2,546,906;

•	A decrease of 10% in the price of SOL would reduce the recoverable amount by $347,892; and

•	An increase of 10% in the weighting of the model with the lowest value would reduce the recoverable amount by $1,219,440.

Management considers these assumptions to be reasonably possible changes.

Remaining useful life

No change has been made to the estimated useful lives of validator node intangible assets during the year. The useful lives of these assets remain at 5 years.

HoudiniSwap Intangible Assets

On June 1, 2026, the Company acquired HoudiniSwap LLC ("HoudiniSwap"), pursuant to which the Company acquired the HoudiniSwap brand name and a portfolio of proprietary technology, software, and data assets that collectively support Houdini Swap's cross-chain transaction platform. Based on a valuation prepared by an independent evaluator, the HoudiniSwap brand name was valued at $1,028,931 and its technology platform was valued at $4,054,818. The HoudiniSwap Intangible assets are being amortized over five years (See also Note 6).

DarkLake Assets

On April 14, 2026, the Company acquired substantially all of the assets of Darklake Labs Pte. Ltd. (“DarkLake”), which consisted of intellectual property specializing in zero-knowledge (“ZK”) privacy solutions for the Solana blockchain. Total consideration was $1,930,262, comprising USD $200,000 (CAD $275,404) in cash and 1,047,156 common shares of the Company valued at $1.52 CAD per share, the closing price on April 14, 2026 and $63,181 of transaction costs. The DarkLake assets are being amortized over approximately 17 months.

8.	GOODWILL

On June 1, 2026, the Company acquired HoudiniSwap pursuant to which it was determined that goodwill of $21,635,535 arose on the acquisition attributable to the assembled workforce of HoudiniSwap, expected synergies from integrating HoudiniSwap’s cross-chain swap technology with the Company’s Solana validator and staking infrastructure, and other intangible benefits that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, at the level of the cash-generating unit or group of cash-generating units to which it is allocated. (See also Note 6).

The continuity of the goodwill acquired as part of acquisitions is as follows:

Amount
Balance, September 30, 2024 and 2025	$-
Acquisition of HoudiniSwap	21,635,535
Balance, June 30, 2026	$21,635,535

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Impairment test of goodwill

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the HoudiniSwap goodwill to exceed its recoverable amount.

9.	INVESTMENTS

Equity Investments

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

	Quantity	June 30 2026	Quantity	September 30 2025
Chia Network Inc. (a)	20,460	$488,781	20,460	$488,781
NGRAVE NV (b)	-	-	138,966	196,881
		$488,781		$685,662

(a)	During the year ended September 30, 2021, pursuant to the Company’s Simple Agreement for Future Equity (“SAFE”) investment in Chia Network Inc. (“Chia”), the Company received 19,806 shares of Series B Stock priced at USD$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of USD$21.21. At September 30, 2025 and June 30, 2026, the Company estimated Chia’s fair market value to be $488,781 (2024 – $488,781) and recognized an unrealized gain of $nil in the Interim Statements during the nine-month period ended June 30, 2026. (2025 – $nil).

(b)	During the year ended September 30, 2022, the Company’s convertible loan to NGRAVE NV (“NGRAVE”) was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. As at September 30, 2025, the Company estimated NGRAVE’s fair market value to be $196,881 (2024 – $196,881) and recognized an unrealized gain of $nil in the Interim Statements during the year ended September 30, 2025 (2024 – unrealized gain of $115,905). During the nine-month period ended June 30, 2026, NGRAVE completed a court sanctioned Silent Bankruptcy, resulting in the sale of NGRAVE’s assets and the dissolution of the company. As a result, the Company wrote off its NGRAVE investment during the period.

The activity of investments for the year ended September 30, 2025 and the nine months ended June 30, 2026 is as follows:

Amount
Balance, September 30, 2024	$1,513,331
Proceeds from sales (net)	(827,227)
Realized loss on sale of investments	(442)
Balance, September 30, 2025	$685,662
Realized loss on reduction in value of investments	(196,881)
Balance, June 30, 2026	$488,781

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balances are comprised as follows:

	June 30, 2026	September 30, 2025
Trade accounts payable	$2,351,113	$760,157
Accrued liabilities	458,936	740,472
Accrued interest (1)	500,011	816,493
	$3,310,060	$2,317,122

(1)	Includes $145,953 related to the Kamino Facility (Note 11) and $354,058 related to the convertible debentures (Note 12).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

11.	CREDIT FACILITIES

The continuity of the credit facilities is as follows:

	Unsecured Credit Facility	Kamino Facility	Total
Balance, September 30, 2024	$-	$-	$-
Advances to Company	16,387,090	-	16,387,090
Repayments during the year	(222,500)	-	(222,500)
Balance, September 30, 2025	$16,164,590	$-	$16,164,590
Advances to Company	-	19,979,538	19,979,538
Settled with shares	(4,923,554)	-	(4,923,554)
Repayments (net)	(11,935,849)	(6,378,878)	(18,314,727)
Interest settled included in accounts payable	682,800	-	682,800
Foreign currency adjustment	12,013	297,782	309,795
Balance, June 30, 2026	$-	$13,898,442	$13,898,442

The Unsecured Credit Facility

During the year ended September 30, 2025, the Company entered into an unsecured, revolving demand credit facility (the “Unsecured Credit Facility”) with its former Chairman, Mr. Antanas Guoga (the “Lender”). Under the terms of the Unsecured Credit Facility, the Lender agreed to make available to the Company up to $10 million, subsequently increased to $25 million, (the “Commitment Amount”) in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to October 21, 2026 (the “Maturity Date”). The drawn and unpaid portion of the Commitment Amount (the “Principal Balance”) will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender’s right to demand repayment of amounts outstanding under the Unsecured Credit Facility at any time.

During the nine-month period ended June 30, 2026, the Company repaid the balance of the Unsecured Credit Facility under the following terms: 50% of the outstanding balance settled for 2,300,726 common shares of the Company valued at $4,923,554, their market value on the issuance date; a payment of $2,461,777 settled in USDC from the Company’s digital asset treasury and the remainder, including accrued interest, in cash of $9,474,072. For the nine months ended June 30, 2026, the Company recognized interest expense of $148,765 related to the Unsecured Credit Facility in the Interim Statements with $nil remaining in accrued liabilities (September 30, 2025 - $534,036).

The Kamino Facility

During the nine months ended June 30, 2026, the Company entered into a cryptocurrency-backed credit facility with Kamino Finance, a decentralized lending protocol on the Solana blockchain (the "Kamino Facility"). Under the terms of the Kamino Facility, the Company deposited cryptocurrency assets as collateral to borrow PYUSD (PayPal USD stablecoin).

The Kamino Facility is a smart contract-based lending arrangement that allows the Company to maintain exposure to its cryptocurrency holdings while accessing stablecoin liquidity. Interest accrues continuously at approximately 3% and is calculated based on the utilization of the lending pools. The Company's collateral earns staking rewards which offset a portion of the borrowing costs.

The facility operates on an over-collateralized basis with automated liquidation mechanisms. If the loan to value (“LTV”) exceeds the liquidation threshold of 75%, the protocol may automatically liquidate a portion of the collateral to repay the outstanding loan balance. The Company actively monitors its LTV ratio and manages collateral levels to maintain a conservative position well below the liquidation threshold.

The Kamino Facility does not have a fixed maturity date, and the Company may repay the borrowed amount at any time without penalty. The Company may also add or withdraw collateral subject to maintaining the required collateralization ratios.

At June 30, 2026, the Company had transferred 252,851 SOL with a value of $26.4 million to Kamino as collateral.

For the nine months ended June 30, 2026, interest expense of $145,953 related to the Kamino Facility had been recorded in accrued liabilities (2025 - $nil).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

12.	CONVERTIBLE DEBENTURES

During the year ended September 30, 2025, the Company raised $57.2 million of principal in convertible debentures in three separate financings. The summary of the convertible debentures is as follows:

First Private Placement and Second Private Placement

On January 16, 2025, the Company closed a private placement financing of $27.5 million (the “First Private Placement”) of convertible debenture units (each a “First CD Unit”). Each First CD Unit consists of one debenture (“First Debenture”) with a principal amount of $1,000, and 50 warrants (each a “First Warrant”). Interest on the First Debenture accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the First Debentures are convertible at any time into common shares of the Company at $20 per common share until January 16, 2030. Each First Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $20 per common share, exercisable at any time on or before the five-year anniversary of the closing of the First Private Placement. At the option of the Company, the First Debentures are redeemable in cash after the three-year anniversary of the closing of the First Private Placement at 112% of the principal value, plus accrued and unpaid interest.

On January 21, 2025, the Company closed a private placement financing of $2.5 million (the “Second Private Placement”) of convertible debenture units (each a “Second CD Unit”). Each Second CD Unit consists of one debenture (“Second Debenture”) with a principal amount of $1,000, and 27 warrants (each a “Second Warrant”). Interest on the Second Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Second Debentures are convertible at any time into common shares of the Company at $37.28 per common share until January 21, 2030. Each Second Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $37.28 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Second Private Placement. At the option of the Company, the Second Debentures are redeemable in cash after the three-year anniversary of the closing of the Second Private Placement at 112% of the principal value, plus accrued and unpaid interest.

The present value of the liability component and the equity components of the First Private Placement and Second Private Placement were allocated as follows:

	First Private Placement	Second Private Placement	Total
Closing date	January 16, 2025	January 21, 2025
Principal	$27,500,000	$2,500,000	$30,000,000
Interest rate	2.5%	2.5%
Interest payments	Semi-annual	Semi-annual
Market rate, unsecured debt(1)	11.48%	11.30%
Conversion price of debenture	$20.00	$37.28
Warrants	1,375,000	66,875	1,441,875
Warrant price	$20.00	$37.28
Underlying price, common shares	$37.28	$47.20
Risk free rate(2)	3.05%	3.05%
Volatility	134.16%	134.24%
Allocation at closing
Liability component	18,134,195	1,648,150	19,782,345
Deferred tax liability	2,760,664	251,383	3,012,047
Equity component, warrants(3),(4)	6,605,141	600,467	7,205,608
Equity component, conversion feature(4)	nil	nil	nil
	$27,500,000	$2,500,000	$30,000,000

1)	Source: Federal Reserve Economic Data, ICE BofA CCC & Lower US High Yield Index Effective Yield.

2)	Source: Bank of Canada 5-year benchmark rate.

3)	Valued using the Black-Scholes option pricing model.

4)	Pursuant to IFRS Standard IAS 32, where an instrument contains a liability and equity component, the liability component should be determined first, and the residual amount is equity. The Company allocated the residual equity component to the warrants, and no additional amount was allocated to the conversion option.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

During the nine months ended June 30, 2026, interest and accretion expense of $1.7 million (2025 - $1.2 million) and $144,865 (2025 - $102,332) was recognized on the First Private Placement and Second Private Placement, respectively, representing interest and the accretion of the liability components of the convertible debentures under the effective interest rate method.

ATW Financing

On April 23, 2025, the Company entered into an agreement with ATW Partners (the “Investor”) to establish a convertible note facility (the “Facility”) of up to USD $500 million. Under the Facility, the Company is entitled to draw down funds through the issuance of convertible notes (the “Notes”) subject to certain conditions. On May 1, 2025, the Company closed the initial tranche of USD $20 million (the “Initial Closing”). The Notes are denominated in USD and are convertible into common shares of the Company based on the prior trading day’s closing price, until the 36-month anniversary of the Initial Closing date. Additional drawdowns under the Facility remain available up to a further USD $480 million.

ATW Notes	Amount US$	Average Exchange Rate	Amount CAD$
Initial Tranche, May 1, 2025	20,000,000	1.36	27,200,000
Conversions into common shares	(9,600,000)	1.38	(13,247,404)
Adjusted amount	10,400,000	-	13,952,596
Revaluation	-	-	525,245
Balance, September 30, 2025	$10,400,000	1.39	$14,477,841
Conversions into common shares	(2,850,000)	1.38	(3,930,953)
Adjusted amount	7,550,000	-	10,546,888
Revaluation	-	-	180,907
Balance, June 30, 2026	$7,550,000	1.42	$10,727,795

Fair Value Option Election and Measurement

Management elected to designate the USD$20 million Notes from the Initial Closing under the fair value option (“FVO”) in accordance with IFRS 9 – Financial Instruments. This designation results in the entire instrument, including the embedded conversion feature and foreign currency exposure, being measured at fair value through profit or loss (“FVTPL”).

The rationale for electing FVO includes:

•         Elimination of accounting mismatches arising from currency volatility (as the Company reports in CAD).

•         Avoidance of bifurcation between the debt host and embedded derivative components.

•        Alignment with the Company’s risk management strategies and fair value-based performance monitoring.

At June 30, 2026, the Company recorded a loss of $180,907 in foreign exchange for the estimated change in the fair value of this Facility (September 30, 2025 - loss of $525,245).

Transaction costs of $2,380,272 related to the Initial Closing were expensed immediately, consistent with FVO application during the fiscal year ended September 30, 2025.

Fair Value Determination

Fair value of the Notes is assessed at each reporting date using observable market inputs, including exchange rates and share price movements. Changes in fair value of the Notes are recognized through profit or loss.

SOL Delegation and Staking Interest

Under the terms of the Facility, while any Notes remain outstanding, the Company is contractually obligated to delegate all Note Purchased SOL to a validator majority owned and controlled by the Company. The Notes accrue staking interest (“Staking Interest”) when the Company is entitled to receive staking rewards on the delegated Note Purchased SOL. The Company must calculate and pay any accrued staking interest amounts (“Staking Interest Amounts”) in SOL within three business days following each calendar month-end to ATW’s wallet address. ATW’s entitlement to staking rewards is tiered and based on the combined outstanding principal of this Note and other notes under the Facility (the “Outstanding Principal”):

(i) 85% of staking rewards when the Outstanding Principal is between USD $15 million and $20 million;

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

(ii) 62.5% of staking rewards when the Outstanding Principal is between USD $10 million and $15 million;

(iii) 37.5% of staking rewards when the Outstanding Principal is between USD $5 million and $10 million; and

(iv) 18.8% of staking rewards when the Outstanding Principal is between USD $2.5 million and $5 million.

During the nine-month period ended June 30, 2026, interest expense of $363,694 was recognized in the Interim Statements (2025 - $249,491).

Conversions

During the nine months ended June 30, 2026, the Company issued 1,776,376 Common Shares on the conversion of $3,930,952 (USD $2,850,000) of principal, leaving $10,727,795 (USD $7,550,000) of principal remaining at June 30, 2026.

Liability Component of Convertible Debentures

The summary of the liability component of the convertible debentures is as follows:

Convertible debentures	First Private Placement	Second Private Placement	ATW	Total
Balance, September 30, 2024	$-	$-	$-	$-
Liability component	18,134,195	1,648,150	27,200,000	46,982,345
Accretion	1,364,184	125,287	-	1,489,471
Conversions	-	-	(13,247,404)	(13,247,404)
Revaluation	-	-	525,245	525,245
Balance, September 30, 2025	$19,498,379	$1,773,437	$14,477,841	$35,749,657
Accretion	1,137,702	103,427	-	1,241,129
Conversions	-	-	(3,930,953)	(3,930,953)
Revaluation	-	-	180,907	180,907
Balance, June 30, 2026	$20,636,081	$1,876,864	$10,727,795	$33,240,740

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

13.	CAPITAL STOCK

a)	AUTHORIZED

Unlimited common shares with a par value of $nil.

b)	ISSUED

Common Shares	Number of Shares	Stated Value
Balance, September 30, 2024	18,271,711	$17,256,668
Shares issued for acquisitions	1,283,849	22,330,215
Conversions of Notes into common shares	1,147,806	13,247,405
Exercise of options	1,698,476	3,120,672
Exercise of warrants	452,333	11,219,562
Exercise of RSUs	124,103	2,882,142
Interest paid with common shares	21,563	371,891
Balance, September 30, 2025	22,999,841	$70,428,555
Shares issued for LIFE Offering (Stated Value net of warrant allocation)	4,380,000	12,091,000
Shares issued from ATM offering	1,045,654	2,144,450
Shares issued for settlement of related party debt	2,300,726	4,923,554
RSUs converted for shares	98,280	711,507
Shares issued for validator acquisitions	2,649,549	24,712,900
Shares issued for HoudiniSwap and DarkLake acquisitions	3,859,457	7,075,664
Equity issuance costs	-	(3,355,046)
Conversions of Notes into common shares	1,776,376	3,930,952
Interest paid with common shares	131,416	378,082
Balance, June 30, 2026	39,241,299	$123,041,618

During the nine months ended June 30, 2026, the Company completed a private placement under the listed issuer financing exemption (“LIFE”) pursuant to Part 5A of National Instrument 45-106 – Prospectus Exemptions, issuing 4,380,000 units at a price of $6.85 per unit for gross proceeds of $30,003,000 (the “LIFE Offering”). Each unit comprised one common share and one common share purchase warrant exercisable at $8.90 for a period of 36 months. The LIFE Offering was conducted on a best-efforts, fully marketed basis by Canaccord Genuity Corp., which received a 6.0% cash commission and broker warrants equal to 6.0% of the units sold, exercisable on the same terms. The Stated Value of the shares issued pursuant to the LIFE Offering represents the gross proceeds of the LIFE Offering less the value of the warrant component of the units (see Note 15).

During the nine months ended June 30, 2026, the Company initiated an at-the-market equity offering program, to offer and sell from time to time up to US$50 million of common shares of the Company in the United States and Canada under the terms of a prospectus supplement, dated January 2, 2026, to the Company’s base shelf prospectus dated November 14, 2025. For the nine months ended June 30, 2026, the Company issued 1,045,654 shares at an average share price of $2.05 for total proceeds of $2,144,450.

c)	PER SHARE AMOUNTS

Basic and diluted earnings per share have been calculated on the basis of weighted average number of common shares outstanding as outlined below:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2026	2025	2026	2025
Net loss for the period	$(17,629,780)	$(8,179,892)	$(119,355,810)	$(9,778,469)
Weighted average number of shares outstanding	35,857,419	20,595,457	31,726,741	19,394,603
Earnings per share, basic	$(0.49)	$(0.40)	$(3.76)	$(0.50)

For the three and nine-month periods ended June 30, 2026 and 2025, the diluted weighted average number of shares outstanding is equal to the basic weighted average number of shares outstanding because the Company was in a loss position and the effect of outstanding stock options, RSUs, warrants, convertible debentures would have been antidilutive.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

As at June 30, 2026, the Company had 2,915,325 stock options, 88,603 restricted share units (“RSUs”), 6,479,463 warrants, 30,000 convertible debentures convertible into 1,442,060 common shares and 7,550 ATW Notes convertible into 6,577,300 common shares, based on the closing price of the Company’s common shares on June 30, 2026, that were excluded from the diluted loss per share calculation as they were antidilutive.

14.	SHARE BASED COMPENSATION

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years. The plan does not require any vesting period, and the board of directors may specify a vesting period on a grant-by-grant basis. As at June 30, 2026, the maximum number of shares issuable pursuant to the Plan was 3,924,130, of which 2,915,325 options and 88,603 restricted share units had been granted, leaving 920,202 shares available for issue.

Stock Options

During the nine months ended June 30, 2026, the Company recognized share-based compensation expense related to stock option grants of $3,497,468 (2025 - $5,692,950).

The Company’s option grant activity for the nine months ended June 30, 2026, and the year ended September 30, 2025, is as follows:

						Black-Scholes Assumptions
Grant Date	Options Granted	Exercise Price	Expiry Date	Fair Value	Fair Value per Option	Share Price at Grant	Volatility	Risk-Free Rate	Expected Life (yrs)	Vesting Schedule
01-Jun-26	74,700	$2.07	01-Jun-31	$121,761	$1.63	$1.95	123.7%	2.77%	5	8
19-May-26	917,682	$2.52	19-May-31	$1,954,663	$2.13	$2.52	123.7%	2.98%	5	8
19-May-26	108,766	$2.52	19-May-31	$231,672	$2.13	$2.52	123.7%	2.98%	5	7
25-Apr-26	140,000	$1.83	25-Apr-31	$215,600	$1.54	$1.83	123.0%	2.75%	5	8
16-Apr-26	169,000	$1.53	16-Apr-31	$219,700	$1.30	$1.53	123.0%	2.77%	5	1
16-Apr-26	1,289,000	$1.53	16-Apr-31	$1,675,700	$1.30	$1.53	123.0%	2.77%	5	3
15-Oct-25	100,351	$5.09	15-Oct-30	$416,876	$4.15	$4.85	129.1%	2.42%	5	1
28-Aug-25	37,500	$11.13	28-Aug-30	$359,000	$9.57	$11.13	128.4%	2.69%	5	2
24-Jul-25	130,000	$8.48	24-Jul-30	$947,000	$7.28	$8.48	128.3%	2.83%	5	3
23-Jul-25	62,500	$12.00	23-Jul-30	$642,000	$10.27	$12.00	127.4%	2.82%	5	3
03-Jun-25	31,250	$22.00	03-Jun-30	$610,000	$19.52	$23.44	118.5%	2.86%	5	3
24-Apr-25	28,125	$18.00	24-Apr-30	$777,000	$14.63	$17.84	116.4%	2.79%	5	4
24-Apr-25	53,125	$18.00	24-Apr-30	$777,000	$14.63	$17.84	116.4%	2.79%	5	5
17-Mar-25	6,250	$18.80	17-Mar-30	$101,916	$16.31	$18.80	131.4%	2.69%	5	6
17-Mar-25	500,000	$19.04	17-Mar-30	$971,331	$1.94	$18.80	124.9%	2.69%	5	3
28-Feb-25	37,500	$21.68	28-Feb-30	$708,537	$18.89	$21.68	132.9%	2.60%	5	6
30-Jan-25	50,000	$39.28	30-Jan-30	$1,719,366	$34.39	$39.28	134.2%	2.79%	5	7
27-Nov-24	9,375	$11.12	27-Nov-29	$78,589	$8.38	$11.12	99.4%	3.13%	5	7
29-Oct-24	34,937	$16.16	29-Oct-29	$425,291	$12.17	$16.16	99.4%	3.04%	5	7

Vesting Schedule

1 - 1/2 vest 12 months after the grant date, thereafter the remainder vest in equal monthly instalments over 12 months

2 - 1/3 vest 12 months from the grant date, thereafter the remainder vest in equal monthly instalments over 24 months

3 - Vest in equal monthly instalments over a period of 36 months, commencing on the grant date

4 - 1/3 vest 6 months from the grant date,  the remainder vest in equal  monthly instalments over 24 months

5 - 1/3 vest 12 months from the grant date, the remainder vest in equal  monthly instalments over 24 months

6 - Vest in equal monthly instalments over a period of 12 months, commencing on the grant date

7 - Vest on the grant date

8 - Vest in equal quarterly instalments over a period of 36 months, commencing on the grant date

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The continuity of outstanding stock options at June 30, 2026 and September 30, 2025:

	June 30, 2026	Weighted average exercise price	September 30, 2025	Weighted average exercise price
Beginning balance	643,626	$13.71	1,827,165	$1.21
Issued	2,799,499	$2.05	514,937	$16.83
Exercised	-	-	(1,698,476)	$0.88
Expired	(76,665)	$9.98	-	-
Cancelled	(451,135)	$14.78	-	-
Ending balance - outstanding	2,915,325	$2.47	643,626	$13.71

The detail of outstanding options at June 30, 2026 and September 30, 2025 is as follows:

Expiry Date	June 30, 2026	Exercisable	Exercise Price	September 30, 2025	Exercisable	Exercise Price
November 21, 2027	3,689	3,689	$0.80	3,689	3,689	$0.80
August 7, 2029	125,000	125,000	$1.24	125,000	125,000	$1.24
October 29, 2029	34,937	34,937	$16.16	34,937	34,937	$16.16
November 27, 2029	-	-	-	9,375	9,375	$11.12
January 30, 2030	25,000	25,000	$39.28	50,000	50,000	$39.28
February 28, 2030	-	-	-	37,500	21,875	$21.68
March 17, 2030	-	-	-	62,500	10,417	$19.04
March 17, 2030	-	-	-	6,250	3,125	$18.80
April 24, 2030	6,250	2,275	$18.00	28,125	3,906	$18.00
April 24, 2030	-	-	-	25,000	3,472	$18.00
June 3, 2030	-	-	-	31,250	2,605	$22.00
July 23, 2030	-	-	-	62,500	3,472	$12.00
July 24, 2030	10,000	3,056	$8.48	130,000	7,222	$8.48
August 28, 2030	-	-	-	37,500	-	$11.13
October 15, 2030	11,301	-	$5.09	-	-	-
April 16, 2031	1,458,000	-	$1.53	-	-	-
April 25, 2031	140,000	-	$1.83	-	-	-
May 19, 2031	1,026,448	108,766	$2.52	-	-	-
June 1, 2031	74,700	-	$2.07	-	-	-
Ending balance - outstanding	2,915,325	302,723	$6.76	643,626	279,095	$13.71

At June 30, 2026, 302,723 options were exercisable at a weighted average price of $6.76 per share (September 30, 2025 – 279,095 at $13.71), compared to the weighted average exercise price of all the granted options, $2.47 (September 30, 2025 - $13.71). The weighted average life of the 2,915,325 outstanding options is 4.72 years (September 30, 2025 – 4.5 years).

Restricted Share Units

During the nine months ended June 30, 2026, the Company granted 188,708 RSUs, 125,755 to directors and officers, and 62,953 to management consultants. The RSUs are exchangeable into common shares of the Company on a one for one basis upon achieving the vesting conditions and are valued at the market price of the Company’s common shares on the grant date ($808,049), of which $647,704 was charged to the Interim Statements for the nine months ended June 30, 2026.

During the year ended September 30, 2025, the Company granted 132,970 RSUs to a consultant and 6,250 RSUs to a director. The RSU’s were valued at the market price of the Company’s common shares on the grant date ($3,458,450). The value of the director RSUs ($199,500) were charged to income on the grant date. The consultant RSUs were recognized monthly on a straight-line basis over their six-month vesting period, commencing December 24, 2024 for 70,458 RSUs (valued at $698,950) and February 28, 2025 for 62,500 RSUs (valued at $2,560,000). Of the granted RSUs, 10,418 of the vested consultant RSUs have not been issued, and 4,699 of the directors RSUs have not vested as at September 30, 2025. During the year ended September 30, 2025, the total charged to the Interim Statements for share-based compensation was $3,458,450 (2024 - $nil).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The continuity of outstanding RSUs at June 30, 2026 and September 30, 2025 is as follows:

RSU Balance
Balance at September 30, 2024	-
RSUs granted	139,220
Exercised	(124,103)
Balance, September 30, 2025	15,117
RSUs granted	188,708
Exercised(1)	(101,519)
Cancelled	(13,703)
Balance, June 30, 2026	88,603

(1)	Includes 3,329 shares withheld for tax remittances.

15.	WARRANTS

During the nine months ended June 30, 2026, the Company issued 4,380,000 unit warrants and 262,800 broker warrants pursuant to the LIFE Offering (Note 13) and 284,621 warrants pursuant to the HoudiniSwap acquisition (Note 6). The LIFE Offering warrants are exercisable at $8.90 per share and expire on October 1, 2028, 36 months from the closing date of the LIFE Offering. The HoudiniSwap warrants were issued in three tranches; 84,621 warrants issued as consideration for the HoudiniSwap acquisition, are exercisable at $1.61 per share and expire on June 1, 2028, 24 months from the closing date of the HoudiniSwap acquisition (the “First Tranche”), 100,000 warrants, issued as transaction fees, are exercisable at $1.91 per share and expire on April 14, 2029, 36 months from issuance of the warrants (the “Second Tranche”), and 100,000 warrants, issued as transaction fees, are exercisable at $1.91 per share and expire on June 1, 2029, 36 months from the closing date of the HoudiniSwap acquisition (the “Third Tranche”).

The fair value assigned to the LIFE Offering warrants was estimated using the Black-Scholes option pricing model with the following assumptions: share price of $5.75, dividend yield of 0%, expected volatility of 134.9%, a risk-free interest rate of 2.47%, and an expected life of 3 years, resulting in a total estimated value of $18,987,000, of which $17,912,000 was recorded in contributed surplus and $1,075,000 was recorded as share issuance costs.

The fair value assigned to the First Tranche of HoudiniSwap warrants was estimated using the Black-Scholes option pricing model with the following assumptions: share price of $1.95, dividend yield of 0%, expected volatility of 145%, a risk-free interest rate of 2.8%, and an expected life of 2 years, resulting in a total estimated value of $115,169 which was recorded in contributed surplus. The fair value assigned to the Second Tranche of HoudiniSwap warrants was estimated using the Black-Scholes option pricing model with the following assumptions: share price of $1.53, dividend yield of 0%, expected volatility of 135%, a risk-free interest rate of 2.8%, and an expected life of 3 years, resulting in a total estimated value of $113,229 which was recorded in contributed surplus. The fair value assigned to the Third Tranche of HoudiniSwap warrants was estimated using the Black-Scholes option pricing model with the following assumptions: share price of $1.95, dividend yield of 0%, expected volatility of 139%, a risk-free interest rate of 2.8%, and an expected life of 3 years, resulting in a total estimated value of $133,566 which was recorded in contributed surplus.

The continuity of outstanding warrants for the nine months ended June 30, 2026 and the year ended September 30, 2025, is as follows:

	June 30, 2026	Weighted average exercise price	September 30, 2025	Weighted average exercise price
Beginning balance	1,552,042	$22.14	-	-
Issued	4,927,421	$8.49	2,004,375	$21.65
Exercised	-	-	(452,333)	$20.00
Ending balance	6,479,463	$11.76	1,552,042	$22.14

As at June 30, 2026 there were 6,479,463 warrants outstanding with a weighted average exercise price of $11.76 (September 30, 2025 – 1,552,042 warrants with a weighted average exercise price of $22.14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The detail of outstanding warrants at June 30, 2026 and September 30, 2025 is as follows:

Expiry Date	June 30, 2026	Exercise Price	September 30, 2025	Exercise Price
March 17, 2028	562,500	$23.84	562,500	$23.84
January 16, 2030	922,667	$20.00	922,667	$20.00
January 21, 2030	66,875	$37.28	66,875	$37.28
October 1, 2028	4,642,800	$8.90	-	-
April 14, 2029	100,000	$1.91	-	-
June 1, 2028	84,621	$1.61	-	-
June 1, 2029	100,000	$1.91	-	-
	6,479,463	$11.76	1,552,042	$22.14

16.	FUTURE SHARE ISSUANCE

Cogent Asset Acquisition

During the year ended September 30, 2025, the Company acquired the Cogent Assets for consideration of USD$1,000,000 ($1,394,340) in US dollar stablecoins and 145,250 common shares priced at $9.60 per share, paid in cash and issued in common shares at closing, respectively. The Company is also required to issue 2,324,000 common shares as follows: 387,333 common shares on May 25, 2025 (Issued), 387,333 common shares on November 25, 2025 (issued), 387,333 common shares on May 25, 2026 (issued), 387,333 common shares on November 25, 2026, 387,334 common shares on May 25, 2027, and 387,334 common shares on November 25, 2027 (see also Note 7).

The future share issuances may be subject to adjustment. In the event the SOL staked to the Cogent Assets on a share issuance date has decreased more than 5% from the amount delegated to the Cogent Assets on the closing date (690,895 SOL), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked SOL that exceeds 5%.

OrangeFin Asset Acquisition

During the year ended September 30, 2025, the Company acquired the OrangeFin Assets for consideration of USD$750,000 ($1,079,479) in US dollar stablecoins and 62,952 common shares priced at $17.12 per share, paid on closing. The Company is also required to issue common shares with a value of USD$5,000,000, payable in six equal tranches of USD$833,333, every six months over a period of three years from the closing date of the acquisition of which three tranches have been issued as at June 30, 2026. The number of shares issued per tranche will be determined based on the closing market price of the Company's common shares and the USD/CAD foreign exchange rate at the time of issuance. The future share issuances may be subject to adjustment. In the event the SOL staked to the OrangeFin Assets on a share issuance date has decreased more than 5% from the amount delegated to the OrangeFin Assets on the closing date (632,302 SOL), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked SOL that exceeds 5% (see also Note 7).

Laine Asset Acquisition

During the year ended September 30, 2025, the Company acquired the Laine Assets for consideration paid at closing of $5,000,000 cash, 625,000 common shares priced at $24.00 per share, and 562,500 common share purchase warrants (each, a “Warrant”). The Warrants vest monthly in substantially equal tranches over 36 months, and each Warrant entitles the seller to purchase one common share of the company at a price of $23.84 per share for a period of 36 months from its respective vesting date. The Company also issued the required 625,000 common shares on March 17, 2026 (see also Note 7).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

17.	STAKING AND VALIDATING INCOME

The staking and validating results for the three and nine months ended June 30, 2026 and 2025 are as follows:

Three months ended June 30,	2026		2025
	Expressed in Solana	Expressed in Canadian Dollars	Expressed in Solana	Expressed in Canadian Dollars
Validator operations
Validator rewards, paid in Solana	2,531	$283,528	8,789	$1,800,319
Validator rewards received in other cryptocurrencies(1)	-	41,229	-	131,563
Validator income, paid in fiat	-	-	-	8,167
Validator fees, paid in Solana	(375)	(41,843)	-	-
Validator fees, paid in fiat	-	(190,993)	-	(193,623)
	2,156	91,921	8,789	1,746,426
Staking rewards (Solana)	4,295	530,378	6,271	1,293,856
Total staking and validating income	6,451	$622,299	15,060	$3,040,282

(1) 30,334 SUI tokens for the three months ended June 30, 2026 (2025 - 31,565 SUI tokens)

Nine months ending June 30,	2026		2025
	Expressed in Solana	Expressed in Canadian Dollars	Expressed in Solana	Expressed in Canadian Dollars
Validator operations
Validator rewards, paid in Solana	9,289	$1,475,050	16,681	$3,954,687
Validator rewards received in other cryptocurrencies(1)	-	160,178	-	267,491
Validator income, paid in fiat	-	-	-	12,482
Validator fees, paid in Solana	(1,126)	(179,608)	(290)	(63,779)
Validator fees, paid in fiat	-	(513,989)	-	(314,298)
	8,163	941,631	16,391	3,856,583
Staking rewards (Solana)	17,245	2,929,718	12,680	2,956,012
Total staking and validating income	25,408	$3,871,349	29,071	$6,812,595

(1) 72,236 SUI tokens for the nine months ended June 30, 2026 (2025 - 59,482 SUI tokens)

18.	RELATED PARTY DISCLOSURES

The Company’s related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

Key Management Compensation

The compensation paid to key management is shown below:

Nine months ended June 30,	2026	2025
Salaries and management consulting fees	$1,477,533	$812,183
Director fees	376,402	44,000
Stock-based compensation	2,616,210	1,853,636
	$4,470,145	$2,709,819

At June 30, 2026, included in accounts payable and accrued liabilities is $24,012 (2025 - nil) owed to related parties.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

19.	CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017, the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company’s subsidiary Khan Resources B.V. (“KRBV”) for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management's opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority has again issued a preliminary assessment, and the Company has filed a notice of objection to this assessment. The Company believes that the tax collection period of tax debts has expired, however, it is possible that the recovery period for any taxes that could be owed may have been extended. As a result, no provision has been made for this reassessment in these financial statements.

20.	FAIR VALUE

The fair value of the Company's cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - June 30, 2026	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$-	$488,781
Financial liabilities at fair value through FVTPL
Convertible debentures	-	-	10,727,795
Earnout on transaction			1,011,496
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	48,270,208	-
	$-	$48,270,208	$12,228,072

Recurring fair value measurements - September 30, 2025	Level 1	Level 2	Level 3
Financial assets and liabilities at fair value through FVTPL
Equity investment	$-	$-	$685,662
Financial liabilities at fair value through FVTPL
Convertible debentures	-	-	14,477,841
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	126,529,342	-
	$-	$126,529,342	$15,163,503

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that the presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, the Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinlore.com as of 24:00 UTC.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Management has concluded that an active market exists for SOL and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a)	The use of quoted market prices in active or other public markets

b)	The use of most recent transactions of similar instruments

c)	Discounted cash flow model

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the nine months ended June 30, 2026 and the year ended September 30, 2025.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

Description	Fair Value		Unobservable Inputs	Range of Inputs
	June 30, 2026	September 30, 2025	June 30, 2026	June 30, 2026
Investments	$488,781	$685,662	(a) and (b)	N/A
Financial liabilities	$11,739,291	14,477,841	(c)	N/A

(v) Valuation processes

The Management includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer (“CFO”) at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company’s team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

-	Income, comparable market multiples, precedent transactions, and cost approach

-	Forecast revenue, expenses, and profitability

-	Income tax

-	Capex

-	Discount rates

-	Residual value

-	Volatility of underlying asset

-	Risk free rate of interest

-	Value of strategic coin reserves, if any

-	Weighting of various valuation approaches

-	Timing of liquidity date, if any

(vi) Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for SOL and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at June 30, 2026 and noted that a 20% decrease would result in a $97,756 decrease in fair value (September 30, 2025 - $137,132).

21.	FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrants, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended June 30, 2026.

Safeguarding of Cryptocurrency Assets

The Company retains third-party custodians to safeguard its cryptocurrency assets. At June 30, 2026, custody arrangements were as follows:

Coinbase Custody Trust Company, LLC ("Coinbase") - approximately 27% of holdings

-	Location: 200 Park Avenue South, Suite 1208, New York, NY 10003

-	Regulation: NY Department of Financial Services; qualified custodian under § 206(4)-2(d)(6) of the Advisers Act

-	Insurance: Annually renewed commercial crime policy (Coinbase Global Inc. as named insured)

-	Due diligence: SOC 1 and SOC 2 audit reports reviewed; no known security breaches

Fireblocks Inc. ("Fireblocks") – approximately 18% of holdings

-	Location: 2 Penn Plaza, New York, NY 10121

-	Technology: Multi-party computation (MPC) technology

-	Certification: SOC 2 Type II certified

-	Due diligence: SOC 2 Type II audit report reviewed; publicly available insurance information reviewed; no known security breaches

The Company also deposited cryptocurrencies at Kamino Finance, a DeFi lending protocol. Approximately 55% of its cryptocurrency holdings, consisting mainly of SOL, were posted as collateral as at June 30, 2026 (see Note 11).

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency-related risks arises in the normal course of the Company’s business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at June 30, 2026, the Company holds $1,866,732 in cash and cash equivalents with the majority with high credit quality financial institutions (September 30, 2025 - $1.8 million). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges’ or custodians’ anti-money laundering (“AML”) and know-your-client (“KYC”) policies by the Company’s chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

There is no significant credit risk with respect to receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its Kamino Facility, which bears a variable interest rate based on pool utilization (approximately 3% at June 30, 2026). The Company's convertible debentures bear fixed interest rates. At June 30, 2026, variable rate debt of $13.9 million represented approximately 29% of total debt obligations.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly SOL; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company’s digital wallets and the loss of the Company’s cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and airdrop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency, allowing them to claim a specified amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or airdrop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As at June 30, 2026, management’s estimate of the effect on equity to a +/- 10% change in the market prices of the Company’s investments, with all other variables held constant, is $48,878 (September 30, 2025 - $68,566), and the effect of a +/- 10% change in the market price of the SOL token, with all other variables held constant, is $4.8 million (September 30, 2025 – $12.6 million).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets and liabilities in such currencies as of June 30, 2026, is -$9.5 million (September 30, 2025 - $14.9 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of approximately $1.0 million (September 30, 2025 - $1.4 million).

The Company's subsidiaries have a United States dollar functional currency. Fluctuations in the USD/CAD exchange rate affect the translated value of the subsidiaries' assets, liabilities, and results, with translation differences recognized in other comprehensive income.

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, the Company had cash and cash equivalents balance of $1.9 million (September 30, 2025 - $1.8 million) to settle accounts payable and accrued liabilities of $3.3 million (September 30, 2025 - $2.3 million). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

While the Company's cash position at June 30, 2026 was insufficient on its own to settle all current liabilities, management maintains access to substantial liquidity sources to meet obligations as they come due. The Company held digital assets with a fair value of approximately $48 million at June 30, 2026, of which $26 million was pledged against the $14 million Kamino facility. Net of the facility balance, the Company's digital assets represented approximately $34 million of net liquidity, of which $22 million was unencumbered and available for conversion to fiat currency as needed. Additionally, the Company has access to capital markets through its USD$150 million base shelf prospectus dated November 14, 2025, and up to USD$480 million under its ATW convertible note facility, subject to market conditions and applicable terms.

Management's near-term plan to meet operating expenses and debt obligations includes eliminating unnecessary operating expenses, utilizing revenue from its swap aggregator, staking and validating operations (although primarily in crypto), selective monetization of SOL holdings, opportunistic use of the shelf prospectus based on market conditions, and potential drawdowns under the ATW facility for strategic purposes. Management continuously monitors liquidity needs and may adjust its funding strategy as circumstances evolve.

Active Market Risk

The Company’s application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Note 20 – Fair Value). A loss of such active markets could materially affect the Company’s ability to reliably measure fair value.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in SOL and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the SOL network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company’s financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including SOL, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company’s ability to operate validator nodes, stake assets, or transact in SOL. Regulatory developments may also affect the liquidity, valuation, or classification of SOL under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

SOL Governance Risk

SOL’s development and governance are significantly influenced by the Solana Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While SOL operates as a decentralized blockchain, the Solana Foundation’s decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company’s validator operations and the value of its SOL and SOL-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, SOL validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted SOL’s inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved but has not been implemented to date.

The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness. New governance proposals have been put forward during the period under review, and brought to a vote following the period, that propose to increase the disinflation rate of the Solana network, as well as to implement a new resource-based transaction fee. The Company believes these are broadly positive proposals that will strengthen Solana economics and may bring additional revenues to validators in the case of the resource-based fee, commensurate with the compute workload required to validate the respective transactions. At the time of issuance of this document the outcome of those proposals is not yet known.

Privacy Technology Regulatory Risk

HoudiniSwap operates a non-custodial, privacy-focused cross-chain swap aggregator. Regulatory authorities in various jurisdictions have taken enforcement actions against privacy-enhancing cryptocurrency services, including sanctions designations and anti-money laundering enforcement. Changes in laws or regulations applicable to privacy-preserving transaction technologies, or enforcement actions against similar services, could restrict or prohibit HoudiniSwap's operations, reduce the willingness of exchange partners to integrate with its platform, or expose the Company to regulatory enforcement, any of which could materially affect the Company's operations and financial position.

Key Personnel and Integration Risk

A significant portion of the goodwill arising on the HoudiniSwap acquisition is attributable to its assembled workforce. The departure of key HoudiniSwap personnel, or the failure to successfully integrate HoudiniSwap's operations, technology, and personnel with those of the Company, could impair the anticipated benefits of the acquisition.

Goodwill and Intangible Asset Impairment Risk

As a result of the HoudiniSwap acquisition, the Company carries goodwill of $21.6 million and related intangible assets. The recoverability of these assets depends on the future performance of the HoudiniSwap business. Adverse regulatory, competitive, or operational developments could result in impairment charges that would materially affect the Company's reported results.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company’s business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company’s business.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

22.	INCOME TAX

The Company provides for income tax at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. The continuity of income taxes recoverable is as follows:

Income tax recoverable
Balance, September 30, 2024	$(1,547,686)
Income tax expense	(49,347)
Payments	1,597,033
Income tax recoverable	1,600,000
Balance, September 30, 2025	$1,600,000
Income tax recovered	(1,600,000)
Income tax recoverable	805,093
Balance, June 30, 2026	$805,093

During the year ended September 30, 2025, the Company paid the estimated tax balance of $1,547,686 that was provided for at September 30, 2024 and an additional $49,347 for small adjustments related to fiscal 2024 and booked a non-capital loss carry back to recover the taxes paid related to the previous fiscal year which was recovered prior to June 30, 2026.

Due to the HoudiniSwap acquisition, the Company has $805,093 of income tax recoverable associated with HoudiniSwap’s fiscal year ended December 31, 2025, which is the $784,074 owed to the vendor and included in current liabilities as Due to vendors (net) (see Note 6). The difference of $21,019 arises from the translation of HoudiniSwap's balances at the period-end exchange rate and is included in the cumulative translation adjustment within other comprehensive income.

As at June 30, 2026, the Company's deferred tax liability was $1,311,078 (September 30, 2025 — $584,981). The deferred tax liability recognized at June 30, 2026, arose from the excess of the fair values assigned to the identifiable intangible assets acquired over their respective tax bases, as required by IAS 12 (see Note 6). The deferred tax liability recognized at September 30, 2025 arose from unrealized gains on cryptocurrency assets and was reversed during the nine months ended June 30, 2026 as a result of the decline in fair value of those assets during the interim period.

23.	SEGMENTED INFORMATION

The Company operates in two main business lines; HoudiniSwap provides non-custodial, privacy-focused cross-chain swap aggregator services operating as a wholly owned subsidiary of the Company, and the Company, SOL Strategies Inc., operates staking infrastructure and privacy technology on public blockchain networks.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Information about the Company’s assets by segment is detailed below:

June 30, 2026	HoudiniSwap	SOL Strategies	Total
Cash and cash equivalents	$1,090,833	$775,899	$1,866,732
Prepaid expenses and accounts receivable	-	465,371	465,371
Income tax recoverable	805,093	-	805,093
Cryptocurrencies	132,073	48,138,135	48,270,208
Intangible assets	5,001,047	18,165,790	23,166,837
Investments	-	488,781	488,781
Goodwill	21,635,535	-	21,635,535
Total assets	28,664,581	68,033,976	96,698,557
Accounts payable and accrued liabilities	75,545	3,234,515	3,310,060
Credit facility	-	13,898,442	13,898,442
Transaction consideration payable (current)	-	9,398,529	9,398,529
Convertible debentures (current)	-	10,727,795	10,727,795
Convertible debentures (long-term)	-	22,512,945	22,512,945
Transaction consideration payable (long-term)	-	1,876,374	1,876,374
Deferred tax liability	-	1,311,078	1,311,078
Total liabilities	$75,545	$62,959,678	$63,035,223

September 30, 2025	HoudiniSwap	SOL Strategies	Total
Cash and cash equivalents	$-	$1,785,403	1,785,403
Prepaid expenses and accounts receivable	-	167,151	167,151
Income tax recoverable	-	1,600,000	1,600,000
Cryptocurrencies	-	126,529,342	126,529,342
Intangible assets	-	38,809,125	38,809,125
Investments	-	685,662	685,662
Fixed assets	-	20,320	20,320
Total assets	-	169,597,003	169,597,003
Accounts payable and accrued liabilities	-	2,317,122	2,317,122
Credit facility	-	16,164,590	16,164,590
Convertible debentures (current)	-	14,477,841	14,477,841
Convertible debentures (long-term)	-	21,271,816	21,271,816
Deferred tax liability	-	584,981	584,981
Total liabilities	$-	$54,816,350	$54,816,350

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Information about the Company’s revenues and expenses by segment is detailed below:

Nine-months ending June 30, 2026	HoudiniSwap	SOL Strategies	Total
Income (loss)
Swap aggregator fees	$1,166,044	$-	$1,166,044
Validation service income	-	941,631	941,631
Staking rewards	-	2,929,718	2,929,718
	1,166,044	3,871,349	5,037,393
Expenses
Impairment losses on intangible assets	-	16,108,518	16,108,518
Amortization	82,702	6,475,401	6,558,103
Share based compensation	-	3,497,468	3,497,468
Professional fees	34,098	3,022,249	3,056,347
Interest expense and accretion	-	2,553,878	2,553,878
Management remuneration and fees	307,416	2,059,562	2,366,978
Investor relations	-	809,054	809,054
General and administrative	53,146	1,890,700	1,943,846
Listing fees	-	450,574	450,574
Foreign exchange loss (gain)	25,365	552,616	577,981
Realized (loss) gain on disposition of cryptocurrencies	(22,214)	22,837,242	22,815,028
Revaluation loss on digital assets	-	61,952,909	61,952,909
Director fees	-	438,068	438,068
	480,513	122,648,239	123,128,752
Operating income	685,531	(118,776,890)	(118,091,359)
Other income
Investment income	-	305,563	305,563
Other income	-	7,364	7,364
Realized (loss) gain on investments	-	(196,880)	(196,880)
Transaction costs		(1,380,498)	(1,380,498)
Total other income (loss)	-	(1,264,451)	(1,264,451)
Income (loss) before taxes	685,531	(120,041,341)	(119,355,810)
Provision for income tax (recovery)	-	-	-
(Loss) for the period	685,531	(120,041,341)	(119,355,810)
Other comprehensive income
Unrealized (loss) gain on cryptocurrencies	-	(12,422,302)	(12,422,302)
Deferred tax recovery on unrealized gain on cryptocurrencies	-	584,981	584,981
Cumulative translation gain (loss)	-	45,129	45,129
Total comprehensive (loss)	$685,531	$(131,833,533)	$(131,148,002)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC.
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Nine months ended June 30, 2026 and 2025

Nine-months ending June 30, 2025	HoudiniSwap	SOL Strategies (Restated)	Total
Income (loss)
Swap aggregator fees	$-	$-	$-
Validation service income	-	3,856,583	3,856,583
Staking rewards	-	2,956,012	2,956,012
	-	6,812,595	6,812,595
Expenses
Amortization	-	6,592,846	6,592,846
Share based compensation	-	5,692,950	5,692,950
Professional fees	-	2,083,238	2,083,238
Interest expense and accretion	-	1,658,440	1,658,440
Management remuneration and fees	-	1,073,518	1,073,518
Investor relations	-	537,806	537,806
General and administrative	-	506,748	506,748
Listing fees	-	102,533	102,533
Foreign exchange loss (gain)	-	(187,738)	(187,738)
Director fees	-	40,640	40,640
Realized (loss) gain on disposition of cryptocurrencies		(3,880,881)	(3,880,881)
	-	14,220,100	14,220,100
Operating income		(7,407,505)	(7,407,505)
Other income (loss)
Investment income	-	6,331	6,331
Other income	-	22,377	22,377
Treasury management income	-	30,389	30,389
Realized (loss) gain on investments	-	(442)	(442)
Transaction costs	-	(2,380,272)	(2,380,272)
	-	(2,321,617)	(2,321,617)
Income before tax	-	(9,729,122)	(9,729,122)
Provision for income tax (recovery)	-	49,347	49,347
Loss for period	-	(9,778,469)	(9,778,469)
Other comprehensive income
Unrealized (loss) gain on cryptocurrencies	-	(13,998,058)	(13,998,058)
Total comprehensive (loss)	$-	$(23,776,527)	$(23,776,527)

24.	SUBSEQUENT EVENTS

Subsequent to June 30, 2026, and prior to the date these Interim Statements were authorized for issue, the Company issued an aggregate of 245,580 common shares in connection with the following transactions:

Common Shares
Shares outstanding at June 30, 2026	39,241,299
RSU settlements(1)	31,574
ATW note conversion	214,006
Shares outstanding at the date hereof	39,486,879

(1) Net of 1,940 shares withheld for tax remittances.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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